UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-31221

Total number of pages: 12

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 1, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Report filed on November 1, 2012 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2012 and SEPTEMBER 30, 2012

	Millions of yen
	March 31, 2012	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥320,710
Short-term investments	371,504	391,884
Accounts receivables	963,001	218,600
Receivables held for sale	—	562,330
Credit card receivables	189,163	188,477
Allowance for doubtful accounts	(23,550)	(26,090)
Other receivables	47,014	337,020
Inventories	146,563	187,622
Deferred tax assets	76,858	76,395
Prepaid expenses and other current assets	65,630	81,984

Total current assets	2,358,261	2,338,932

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951	5,597,047
Buildings and structures	867,553	874,634
Tools, furniture and fixtures	520,469	524,284
Land	199,802	199,829
Construction in progress	133,068	155,213
Accumulated depreciation and amortization	(4,885,546)	(4,786,918)

Total property, plant and equipment, net	2,536,297	2,564,089

Non-current investments and other assets:
Investments in affiliates	480,111	471,986
Marketable securities and other investments	128,389	133,772
Intangible assets, net	680,831	683,033
Goodwill	204,890	222,998
Other assets	255,747	304,723
Deferred tax assets	303,556	285,809

Total non-current investments and other assets	2,053,524	2,102,321

Total assets	¥6,948,082	¥7,005,342

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥62,959
Short-term borrowings	733	7,427
Accounts payable, trade	738,783	629,101
Accrued payroll	55,917	54,475
Accrued interest	767	710
Accrued income taxes	150,327	158,626
Other current liabilities	132,048	142,531

Total current liabilities	1,154,003	1,055,829

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	183,586
Accrued liabilities for point programs	173,136	155,064
Liability for employees’ retirement benefits	160,107	165,876
Other long-term liabilities	171,546	155,313

Total long-term liabilities	685,308	659,839

Total liabilities	1,839,311	1,715,668

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,592	732,537
Retained earnings	3,861,952	4,031,727
Accumulated other comprehensive income (loss)	(104,529)	(92,860)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,243,916
Noncontrolling interests	46,244	45,758

Total equity	5,108,771	5,289,674

Commitments and contingencies
Total liabilities and equity	¥6,948,082	¥7,005,342

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2011 and 2012

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
Operating revenues:
Wireless services	¥1,877,776	¥1,844,952
Equipment sales	235,206	362,368

Total operating revenues	2,112,982	2,207,320

Operating expenses:
Cost of services (exclusive of items shown separately below)	436,585	475,705
Cost of equipment sold (exclusive of items shown separately below)	317,830	374,282
Depreciation and amortization	318,384	324,216
Selling, general and administrative	531,682	562,008

Total operating expenses	1,604,481	1,736,211

Operating income	508,501	471,109

Other income (expense):
Interest expense	(1,680)	(910)
Interest income	672	728
Other, net	4,378	(5,341)

Total other income (expense)	3,370	(5,523)

Income before income taxes and equity in net income (losses) of affiliates	511,871	465,586

Income taxes:
Current	195,627	164,771
Deferred	11,958	19,388

Total income taxes	207,585	184,159

Income before equity in net income (losses) of affiliates	304,286	281,427

Equity in net income (losses) of affiliates, net of applicable taxes	(5,810)	(537)

Net income	298,476	280,890

Less: Net (income) loss attributable to noncontrolling interests	542	4,994

Net income attributable to NTT DOCOMO, INC.	¥299,018	¥285,884

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥7,210.88	¥6,894.15

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
Net income	¥298,476	¥280,890
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(9,379)	9,022
Change in fair value of derivative instruments, net of applicable taxes	(9)	13
Foreign currency translation adjustment, net of applicable taxes	(2,201)	2,446
Pension liability adjustment, net of applicable taxes	234	214

Total other comprehensive income (loss)	(11,355)	11,695

Comprehensive income	287,121	292,585

Less: Comprehensive (income) loss attributable to noncontrolling interests	557	4,968

Comprehensive income attributable to NTT DOCOMO, INC.	¥287,678	¥297,553

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED SEPTEMBER 30, 2011 and 2012

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
Operating revenues:
Wireless services	¥943,673	¥921,515
Equipment sales	122,021	213,524

Total operating revenues	1,065,694	1,135,039

Operating expenses:
Cost of services (exclusive of items shown separately below)	218,134	244,108
Cost of equipment sold (exclusive of items shown separately below)	168,142	216,198
Depreciation and amortization	162,596	166,744
Selling, general and administrative	276,036	299,507

Total operating expenses	824,908	926,557

Operating income	240,786	208,482

Other income (expense):
Interest expense	(774)	(449)
Interest income	354	356
Other, net	1,250	(7,617)

Total other income (expense)	830	(7,710)

Income before income taxes and equity in net income (losses) of affiliates	241,616	200,772

Income taxes:
Current	103,507	86,030
Deferred	(5,314)	(3,911)

Total income taxes	98,193	82,119

Income before equity in net income (losses) of affiliates	143,423	118,653

Equity in net income (losses) of affiliates, net of applicable taxes	(3,636)	306

Net income	139,787	118,959

Less: Net (income) loss attributable to noncontrolling interests	484	2,626

Net income attributable to NTT DOCOMO, INC.	¥140,271	¥121,585

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,382.66	¥2,932.05

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
Net income	¥139,787	¥118,959
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(9,629)	10,748
Change in fair value of derivative instruments, net of applicable taxes	(2)	7
Foreign currency translation adjustment, net of applicable taxes	(8,879)	(19,290)
Pension liability adjustment, net of applicable taxes	86	107

Total other comprehensive income (loss)	(18,424)	(8,428)

Comprehensive income	121,363	110,531

Less: Comprehensive (income) loss attributable to noncontrolling interests	508	2,665

Comprehensive income attributable to NTT DOCOMO, INC.	¥121,871	¥113,196

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED SEPTEMBER 30, 2011 and 2012

	Millions of yen
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
Cash flows from operating activities:
Net income	¥298,476	¥280,890
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	318,384	324,216
Deferred taxes	7,127	17,853
Loss on sale or disposal of property, plant and equipment	7,173	11,293
Impairment loss on marketable securities and other investments	129	10,175
Equity in net (income) losses of affiliates	10,565	1,619
Changes in assets and liabilities:
(Increase) / decrease in accounts receivables	57,226	746,920
(Increase) / decrease in receivables held for sale	—	(562,330)
(Increase) / decrease in credit card receivables	(10,790)	(5,281)
Increase / (decrease) in allowance for doubtful accounts	3,393	2,346
(Increase) / decrease in other receivables	15,444	(276,867)
(Increase) / decrease in inventories	(28,215)	(29,672)
(Increase) / decrease in prepaid expenses and other current assets	(10,468)	(12,306)
(Increase) / decrease in non-current installment receivables for handsets	(2,764)	88,075
(Increase) / decrease in non-current receivables held for sale	—	(124,958)
Increase / (decrease) in accounts payable, trade	(63,925)	(69,598)
Increase / (decrease) in accrued income taxes	19,139	7,526
Increase / (decrease) in other current liabilities	17,849	5,992
Increase / (decrease) in accrued liabilities for point programs	(15,661)	(18,072)
Increase / (decrease) in liability for employees’ retirement benefits	4,094	4,246
Increase / (decrease) in other long-term liabilities	(12,095)	(21,412)
Other, net	9,292	6,344

Net cash provided by operating activities	624,373	386,999

Cash flows from investing activities:
Purchases of property, plant and equipment	(217,795)	(285,564)
Purchases of intangible and other assets	(122,357)	(125,615)
Purchases of non-current investments	(11,037)	(6,793)
Proceeds from sale of non-current investments	2,138	1,344
Acquisitions of subsidiaries, net of cash acquired	—	(18,626)
Purchases of short-term investments	(551,462)	(492,620)
Redemption of short-term investments	241,268	382,279
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	(2,543)	(2,593)

Net cash used in investing activities	(661,788)	(458,188)

Cash flows from financing activities:
Repayment of long-term debt	(104,037)	(15,819)
Proceeds from short-term borrowings	1,439	7,352
Repayment of short-term borrowings	(702)	(5,656)
Principal payments under capital lease obligations	(2,226)	(1,631)
Dividends paid	(107,792)	(116,088)
Other, net	1,170	1,680

Net cash provided by (used in) financing activities	(212,148)	(130,162)

Effect of exchange rate changes on cash and cash equivalents	(60)	(17)

Net increase (decrease) in cash and cash equivalents	(249,623)	(201,368)
Cash and cash equivalents at beginning of period	765,551	522,078

Cash and cash equivalents at end of period	¥515,928	¥320,710

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥228	¥1,012
Cash paid during the period for:
Interest, net of amount capitalized	1,724	967
Income taxes	176,913	158,081

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

(1) General

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

(2) Receivables held for sale

DOCOMO entered into a contract regarding the transfer of billing claims with NTT FINANCE CORPORATION (NTT FINANCE) in June 2012. Under the contract, DOCOMO agreed with NTT FINANCE that monthly billing claims which would be billed to subscribers mainly for DOCOMO’s telecommunications services and by providing funds for subscribers’ handset purchases on or after July 1, 2012 would be transferred, at fair value, to NTT FINANCE.

Accounts receivables for DOCOMO’s telecommunications services and installment receivables for handsets, which had not been sold to NTT FINANCE and were held for sale as at the balance sheet date, are separately presented as “Receivables held for sale” on the consolidated balance sheets. Meanwhile, DOCOMO presents cash consideration to be received for the transferred billing claims, as at the balance sheet date, as “Other receivables”.

2. Summary of significant accounting and reporting policies:

Reclassifications —

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2012.

3. Equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 19, 2012, the shareholders approved cash dividends of ¥116,109 million or ¥2,800 per share, payable to shareholders recorded as of March 31, 2012, which were declared by the board of directors on April 27, 2012. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 20, 2012.

On October 26, 2012, the board of directors declared cash dividends of ¥124,403 million or ¥3,000 per share, payable to shareholders recorded as of September 30, 2012. The source of dividends will be “Retained earnings”. DOCOMO plans to start paying the dividends on November 19, 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

Issued shares and treasury stock —

The changes in the number of issued shares and treasury stock were as follows.

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2011	43,650,000	2,182,399

As of September 30, 2011	43,650,000	2,182,399

As of March 31, 2012	43,650,000	2,182,399

As of September 30, 2012	43,650,000	2,182,399

DOCOMO did not repurchase shares for the six months ended September 30, 2011 and 2012.

Per share data —

Per share data is as follows:

	Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥7,210.88	¥6,894.15

	Yen
	Three months ended September 30, 2011	Three months ended September 30, 2012
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,382.66	¥2,932.05

	Yen
	March 31, 2012	September 30, 2012
NTT DOCOMO, INC. shareholders’ equity per share	¥122,083.91	¥126,458.15

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

4. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information derived from DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services, FOMA services, and mova services), packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems. DOCOMO terminated mova services on March 31, 2012.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

	Millions of yen
Three months ended September 30, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,035,034	¥30,660	¥1,065,694
Operating expenses	792,469	32,439	824,908

Operating income (loss)	¥242,565	¥(1,779)	¥240,786

	Millions of yen
Three months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,092,873	¥42,166	¥1,135,039
Operating expenses	876,898	49,659	926,557

Operating income (loss)	¥215,975	¥(7,493)	¥208,482

	Millions of yen
Six months ended September 30, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,050,844	¥62,138	¥2,112,982
Operating expenses	1,537,997	66,484	1,604,481

Operating income (loss)	¥512,847	¥(4,346)	¥508,501

	Millions of yen
Six months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,128,701	¥78,619	¥2,207,320
Operating expenses	1,641,921	94,290	1,736,211

Operating income (loss)	¥486,780	¥(15,671)	¥471,109

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

5. Contingencies:

Litigation —

DOCOMO is involved in litigation and claims arising in the ordinary course of business. Management believes that no litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on its results of operations, cash flows or financial position.

Guarantees —

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3 — unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation.

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2012 and September 30, 2012 were as follows:

	Millions of yen
	March 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,808	¥51,808	¥—	¥—
Equity securities (foreign)	64,161	64,161	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	115,999	115,999	—	—

Total	¥115,999	¥115,999	¥—	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥1	¥—	¥1	¥—
Foreign currency option contracts	1,096	—	1,096	—

Total derivatives	1,097	—	1,097	—

Total	¥1,097	¥—	¥1,097	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	September 30, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,812	¥51,812	¥—	¥—
Equity securities (foreign)	68,612	68,612	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	120,454	120,454	—	—

Total	¥120,454	¥120,454	¥—	¥—

Liabilities:
Derivatives
Interest rate swap agreements	¥61	¥—	¥61	¥—
Foreign exchange forward contracts	2	—	2	—
Foreign currency option contracts	904	—	904	—
Interest rate cap contracts	3	—	3	—

Total derivatives	970	—	970	—

Total	¥970	¥—	¥970	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are interest rate swap agreements, foreign exchange forward contracts, foreign currency option contracts, and interest rate cap contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

(2) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets and liabilities that were measured at fair value on a nonrecurring basis for the six and three months ended September 30, 2011 were immaterial.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the six and three months ended September 30, 2012 were as follows.

	Millions of yen
	Six months ended September 30, 2012
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Receivables held for sale	677,120	—	677,120	—	(9,113)

	Millions of yen
	Three months ended September 30, 2012
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Receivables held for sale	434,076	—	434,076	—	(8,560)

Receivables held for sale are measured at the lower of cost or fair value in the consolidated balance sheets.

Receivables held for sale are classified as level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, future cash flows estimated while taking into account factors such as default probabilities and loss severity of similar trade receivables.

7. Subsequent event:

In October 2012, Philippine Long Distance Telephone Company (“PLDT”), an investee company of DOCOMO, issued voting preferred stock in response to the final resolution by the Supreme Court of the Philippines regarding the computation of Filipino-alien equity requirement of public utilities companies. Accordingly, DOCOMO’s voting interest in PLDT decreased to approximately 9%. As DOCOMO could not exercise significant influence over PLDT, DOCOMO plans to exclude PLDT from the scope of equity method application in and after the financial quarter ending December 31, 2012.